Exhibit 16

June 25, 2018

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously independent accountant of Cue Biopharma, Inc. (the “Company”) and, under the date of March 29, 2018, we reported on the Company’s balance sheets as of December 31, 2017 and 2016, and the related statements of operations, stockholders’ equity and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes. On June 21, 2018, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated June 21, 2018, captioned “Changes in Registrant’s Certifying Accountant” and we agree with the statements as they related to our firm being made by the Company. We have no basis to agree or disagree with the other statements contained therein.

Very truly yours,

/s/ Gumbiner Savett Inc.